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                                            Filed Pursuant to Rule 424(b)(3)
                                                  Registration No. 333-84955



                                  SUPPLEMENT TO

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            PROXY STATEMENT FOR CNB BANCSHARES, INC. SPECIAL MEETING

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                        PROSPECTUS OF FIFTH THIRD BANCORP

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         We are issuing this supplement to our Proxy Statement/Prospectus dated
September 2, 1999 to advise you of proposed changes to CNB Bancshares' dividend reinvestment plan. These changes will affect the treatment of shares of CNB Bancshares common stock held in the plan upon being exchanged for shares of Fifth Third common stock in the merger of CNB Bancshares into Fifth Third Bancorp. Accordingly, to the full extent required to reflect the changes described below, this supplement amends our original discussion on pages 1, 2, 3, 14 and 15 of the proxy statement/prospectus as to (1) fractional shares of Fifth Third common stock issued in exchange for shares of CNB Bancshares common stock held in the plan, and (2) the delivery of certificates for shares of Fifth Third common stock issued in exchange for shares of CNB Bancshares common stock held in the plan.

SHARES HELD IN CNB BANCSHARES DIVIDEND REINVESTMENT PLAN

         If approved, as expected, by the CNB Bancshares board of directors at its next meeting currently scheduled for September 21, 1999, the proposed changes will have the effect of merging CNB Bancshares' dividend reinvestment plan into Fifth Third's dividend reinvestment plan upon the merger of our companies. Shares of CNB Bancshares common stock held in CNB's dividend reinvestment plan will be converted into whole and fractional shares of Fifth Third common stock in accordance with the exchange ratio of .8825 shares of Fifth Third common stock for each share of CNB Bancshares common stock. The converted shares will then be held in Fifth Third's dividend reinvestment plan. If the proposed changes to CNB Bancshares' dividend reinvestment plan are not approved, then you would receive a certificate for all full shares and cash in lieu of all fractional shares of Fifth Third common stock issued in the merger, without regard to your participation in the plan. In either event, you will receive cash in lieu of any other fractional shares and certificates for full shares of Fifth Third common stock that you might otherwise be entitled to receive in the merger, including shares that participate in CNB Bancshares' dividend reinvestment plan but where the certificates are not held in the plan.

         All participants in CNB Bancshares' dividend reinvestment plan, if amended, will be enrolled automatically in Fifth Third's dividend reinvestment plan at the effective time of the merger. The only exception will be those participants in CNB Bancshares' dividend reinvestment plan who have currently elected to have none or only a portion of their CNB common stock dividends reinvested in additional shares of CNB common stock. Because Fifth Third's dividend reinvestment plan requires full reinvestment of dividends, those CNB participants will not be enrolled automatically in Fifth Third's plan and will receive cash in lieu of all fractional shares of Fifth Third common stock that they receive in the merger. Participants in that situation who want to avoid that result may do so by amending their investment election in CNB Bancshares' dividend reinvestment plan to request full reinvestment of dividends prior to the effective time of the merger.

         Prior to the merger, participants in the CNB Bancshares' dividend reinvestment plan may withdraw from the plan at any time by sending a written notice to the plan administrator, Civitas Bank, at P.O. Box 778, Evansville, Indiana 47705-0778. After the effective time of the merger, participants in Fifth Third's dividend reinvestment plan may withdraw from the plan at any time by sending a written notice to the plan administrator, Fifth Third Bank, at 38 Fountain Square Plaza, Mail Drop 10AT66, Cincinnati, Ohio 45263.

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 The date of this proxy statement/prospectus supplement is September 15, 1999.